Press Release

GreenPower Announces Appointment of BDO As Its New Auditor

Vancouver, Canada / November 23, 2022 / GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" or the "Company"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, is pleased to announce the appointment of BDO Canada LLP ("BDO") as its new auditor effective as of November 23, 2022.

BDO replaces Crowe MacKay LLP ("Crowe MacKay" or the "Former Auditor") as GreenPower's auditor. The Board and management of GreenPower would like to thank Crowe MacKay for their excellent services. The change in auditor has been approved by the Company's Audit Committee and Board of Directors.

There was no modified opinion expressed in Crowe MacKay's report on any of the Company's financial statements relating to the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of resignation of Crowe MacKay. There have been no "reportable events" within the meaning assigned under subsection 4.11(1) of National Instrument 51‐102 Continuous Disclosure Obligations.

For further information contact

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2022 GreenPower Motor Company Inc. All rights reserved.